02013474

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

U.S. POST OFFICE DELAYED

FEB 04 2002

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2001

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

PROCESSED
FEB 13 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

November Traffic Declines By 10 Percent

(in millions)	November 2001	November 2000	November Growth (%)	April through November 2001	April through November 2000	April through November Growth (%)
Overall						
Revenue Ton-Kms	754.7	841.3	(10)	6,634.8	6,918.0	(4)
Available Ton-Kms	980.6	1,065.8	(8)	8,686.4	8,681.2	0
Load Factor (%)	77.0	78.9		76.4	79.7	
Passenger						
Revenue Passenger-Kms	3,967.1	4,835.4	(18)	39,761.5	41,861.0	(5)
Available Seat-Kms	5,395.1	6,287.8	(14)	50,105.5	50,852.6	(1)
Passenger Load Factor (%)	73.5	76.9		79.4	82.3	
Cargo						
Revenue Cargo Ton-Kms	354.6	354.6	0	2,660.8	2,731.6	(3)
Available Cargo Ton-Kms	474.6	476.5	0	3,920.1	3,817.4	3
Cargo Load Factor (%)	74.7	74.4		68.0	71.6	

- Based on preliminary numbers

- As of April 1, 2001, KLM excluded Cargo traffic and capacity figures of NWA flights from Amsterdam. Last year's figures have been adjusted for ease of comparison. The effect on overall RTK and ATK is approximately -1.5%.

Overall traffic

Compared to the 12% decline of overall traffic in October, November showed a slightly less decline of 10% versus last year.

As a result of the further cutback in capacity during this first full month of the winterschedule, the load factor improved by 1.6 percentage points compared to October. All major route areas showed an improvement of load factor compared to October.

Passenger traffic

In November, the planned cut of 15% in available seat kilometers was fully implemented. While the decrease in passenger traffic in November with 18% was equal to the decline in October, the decline of Business Class traffic was visibly less than experienced last month.

As in October, the largest decline in both traffic and capacity was on North Atlantic routes, where traffic and capacity dropped by 35% and 31% respectively. Traffic and capacity also declined in the route areas Asia Pacific and Middle East / South Asia. Due to the discount fare action in the Dutch market, the reduction on traffic on the route area Europe was less than experienced in October.

Compared to last year, the decline in the load factor of KLM's Business Class and Tourist Class were virtually the same.

Cargo traffic

Cargo traffic in November is at the same level as last year, whereas September and October traffic was respectively 8% and 4% below last year. This improvement over the last months was mainly due to a positive development of North Atlantic and Asia Pasific traffic.

As Cargo capacity in November was slightly below last year, loadfactor improved with 0.3 % percentage point.

Financing

During the past weeks KLM was able to continue its regular aircraft financing programme. Another two new Boeing -737 aircraft were financed at conditions that are not different from those prevailing before September 11.

Amstelveen, December 6, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 7, 2002

By ____________________________
Name:
Title: R.A. Ruijter
Managing Director & Chief
Financial Officer

By ____________________________
Name: H.E. Kuipêri
Title: Senior Vice President &
General Secretary

APPROVED: AMS/DJ
7/01 2002
GOEDGEKEURD: RH